POLYMET MINING CORP.	TSX Venture Exchange: POM American Stock Exchange: PLM
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	06-11

POLYMET TO EXTEND CONTROL OF ASSETS AT NORTHMET
CLIFFS TO RECEIVE $8 MILLION IN POLYMET STOCK AT US$4 PER SHARE PLUS
US$15 MILLION PAYABLE OVER FIVE YEARS

Vancouver, British Columbia, September 15, 2006 - PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) announced today that it signed a Letter of Intent with Cleveland-Cliffs Inc (NYSE: CLF) (“Cliffs”) whereby PolyMet will acquire extensive additional infrastructure associated with PolyMet’s NorthMet advanced copper-nickel-precious metal project located in the established Mesabi Range of northeastern Minnesota.

Through this transaction PolyMet will acquire property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the existing crushing and grinding plant that PolyMet acquired from Cliffs in 2005. It also includes a 120-railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6000 contiguous acres to the east and west of its existing tailing facilities.

The purchase price totaling US$23 million in cash and stock will be in four tranches:

• US$8 million comprising 2 million shares of PolyMet at US$4 per share payable at closing;

• US$1 million in cash payable at closing;

• US$7 million in cash payable in quarterly installments of US$250,000 commencing December 31, 2006 with the balance payable upon receipt of commercial finance; and,

• US$7 million payable in quarterly installments of US$250,000 commencing on December 31, 2009.

PolyMet will assume certain liabilities associated with the property. Closing is subject to Board and regulatory approval. Upon completion of the transaction, PolyMet will have approximately 118.4 million shares in issue, of which Cliffs will own 9.2 million or 7.8 percent. Cliffs will have the right to participate in up to 7.8 percent of any future financing and PolyMet will have the first right to acquire or place Cliffs’ shares should it choose to sell.

William Murray, President and Chief Executive Officer of PolyMet, said, “These assets will give us even greater control over our operations at NorthMet by reducing our dependence on third-party providers of services and facilities. The land acquisition will enable us to optimize operations around the plant facility.”

* * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-platinum group metal deposit and 100% of the Erie Plant, a large processing facility located approximately six miles from the deposit in the established mining district of the Mesabi Iron Range in northeastern Minnesota. The Company expects to report its Definitive Feasibility

POLYMET MINING CORP.	TSX Venture Exchange: POM American Stock Exchange: PLM
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	06-11

Study before the end of September and is seeking environmental and operating permits in order to commence commercial production, anticipated in the third quarter of 2008.

POLYMET MINING CORP.

Per: “William Murray”
William Murray, President

For further information, please contact:
PolyMet Mining Corp.
Warren Hudelson, Public Affairs
218-245-3634
whudelson@polymetmining.com

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company’s expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.